Media Contact: Gary Mickelson, 479-290-6111
Investor Contact: Ruth Ann Wisener, 479-290-4235

TYSON REPORTS SECOND QUARTER
AND SIX MONTHS RESULTS

- *2nd quarter 2008 loss of $0.02 as compared to earnings of $0.19 last year*
- *2nd quarter 2008 loss includes pretax charges of $47 million, or $0.08 per share after tax, related to plant closings and asset impairments*
- *Pork operating margins 7.7% and 8.4% for the quarter and YTD*
- *Beef operating margins improved $74 million vs 1st quarter 2008, or approximately $100 million excluding the plant closings and asset impairment*
- *Chicken losses reflect significantly higher input costs; fiscal 2008 increase in grain costs estimated to be $600 million*

Springdale, Arkansas – April 28, 2008 - Tyson Foods, Inc. (NYSE: TSN), today reported a loss of $0.02 per diluted share for the second fiscal quarter ended March 29, 2008, compared to $0.19 diluted earnings per share in the same quarter last year. Second quarter 2008 sales were $6.6 billion compared to $6.5 billion for the same period last year. Operating income for the second quarter of fiscal 2008 was $44 million compared to $158 million, and net loss was $5 million compared to net income of $68 million, for the same period last year. In the second quarter of fiscal 2008, we recorded $47 million of charges related to plant closings and asset impairments.

Diluted earnings per share for the six months of fiscal 2008 were $0.08 compared to $0.35 in the same period last year. Sales for the six months of fiscal 2008 were $13.4 billion compared to $13.1 billion for the same period last year. Operating income for the six months of fiscal 2008 was $128 million compared to $303 million, and net income was $29 million compared to $125 million, for the same period last year. In the six months of fiscal 2008, we recorded an $18 million non-operating gain on the sale of an investment. Additionally, we recorded $53 million of charges related to plant closings, asset impairments and severance.

"Our second quarter results show the strength of a diversified protein business model," said Richard L. Bond, president and chief executive officer of Tyson Foods. "We continue to believe the second fiscal quarter should be our most challenging, and we are pleased with our results.

"Our Pork segment did very well, delivering its best January-March quarter ever," Bond said. "Our Beef segment improved $74 million over the first quarter of this fiscal year, or approximately $100 million excluding plant closing and asset impairment charges. The Chicken segment suffered losses due to significantly higher and volatile input costs. Our chicken and pork exports continue to be strong, and we are moving forward with our strategy for international expansion.

"Looking forward to the third quarter, the Beef segment should continue its improvement due to the start of grilling season and the encouraging news South Korea will resume imports of U.S. beef next month," Bond said. "The Pork segment should do well again, although not as well as the second quarter. In the Chicken segment, we anticipate an additional $100 million of increased grain costs over the second quarter, offset in part by operational improvements, pricing and risk management activities. For the year, corn and soybean meal increases are likely to approach $600 million. Including other inputs such as cooking oil, breading and other feed ingredients, the increase in costs for the fiscal year may approach $1 billion compared to fiscal 2007."

Segment Performance Review (in millions)

	Sales							
	(for the second quarter and six months ended March 29, 2008, and March 31, 2007)							
	Second Quarter				Six Months			
	2008	2007	Volume Change	Avg. Price Change	2008	2007	Volume Change	Avg. Price Change
Chicken	$2,154	$2,033	(1.2)%	7.2%	$4,252	$3,997	(4.7)%	11.6%
Beef	2,995	3,006	(4.6)%	4.4%	6,143	6,069	(3.4)%	4.8%
Pork	822	805	9.8%	(7.0)%	1,657	1,632	8.2%	(6.1)%
Prepared Foods	632	646	(0.2)%	(1.8)%	1,308	1,338	(0.9)%	(1.3)%
Other	9	11	n/a	n/a	18	23	n/a	n/a
Total	$6,612	$6,501	(0.6)%	2.4%	$13,378	$13,059	(1.9)%	4.4%

	Operating Income (Loss)							
	(for the second quarter and six months ended March 29, 2008, and March 31, 2007)							
	Second Quarter				Six Months			
			Operating Margin				Operating Margin	
	2008	2007	2008	2007	2008	2007	2008	2007
Chicken	$(61)	$61	(2.8)%	3.0%	$(26)	$134	(0.6)%	3.4%
Beef	(11)	24	(0.4)%	0.8%	(96)	1	(1.6)%	0.0%
Pork	63	35	7.7%	4.3%	139	74	8.4%	4.5%
Prepared Foods	20	20	3.2%	3.1%	52	51	4.0%	3.8%
Other	33	18	n/a	n/a	59	43	n/a	n/a
Total	$44	$158	0.7%	2.4%	$128	$303	1.0%	2.3%

Items impacting operating income (loss):

Q2 2008:
$17 million charge related to the restructuring of our Emporia, Kansas, operation (Beef)
$13 million charge related to the closing of our Wilkesboro, North Carolina, Cooked Products plant (Chicken)
$12 million charge related to the impairment of packaging equipment (Beef $8 million; Pork $4 million)
$5 million in charges related to software impairments (Chicken)

Q2 2007:
$9 million gain on disposition of aircraft (allocated among segments)
$6 million charge related to an intangible asset impairment (Prepared Foods)

YTD 2008:
$17 million charge related to the restructuring of our Emporia, Kansas, operation (Beef)
$13 million charge related to the closing of our Wilkesboro, North Carolina, Cooked Products plant (Chicken)
$12 million charge related to the impairment of packaging equipment (Beef $8 million; Pork $4 million)
$6 million charge related to severance (allocated among segments)
$5 million in charges related to software impairments (Chicken)

YTD 2007:
$9 million gain on disposition of aircraft (allocated among segments)
$6 million charge related to an intangible asset impairment (Prepared Foods)

Chicken (32.6% of Net Sales – 2nd Quarter 2008)
(31.8% of Net Sales – Six Months 2008)

Chicken segment sales were $2.2 billion and $4.3 billion, respectively, in the second quarter and six months of fiscal 2008. Operating loss was $61 million and $26 million, respectively, in the second quarter and six months of fiscal 2008. Sales increased as compared to the same periods in 2007 due to an increase in average sales prices, as well as an increase in sales volumes when excluding the impact of the sale of two poultry plants in fiscal 2007. Operating results were adversely impacted by increased grain costs of $102 million and $209 million, respectively, as compared to the same periods for fiscal 2007. Selling, general and administrative expenses were higher, largely due to increased advertising costs and a gain recorded in fiscal 2007 related to the sale of an aircraft. Operating results for the second quarter and six months of fiscal 2008 included charges of $13 million related to closing our Wilkesboro, North Carolina, Cooked Products plant and $5 million in software impairment charges.

Beef (45.3% of Net Sales – 2nd Quarter 2008)
(45.9% of Net Sales – Six Months 2008)

Beef segment sales were $3.0 billion and $6.1 billion, respectively, in the second quarter and six months of fiscal 2008. Operating loss was $11 million and $96 million, respectively, in the second quarter and six months of fiscal 2008. Operating results for the second quarter and six months of fiscal 2008 were negatively impacted by higher operating costs and losses at our Lakeside operation in Canada. Operating results for the second quarter and six months of fiscal 2008 included charges of $17 million related to restructuring operations at the Emporia, Kansas, plant, as well as $8 million related to an impairment of packaging equipment.

Pork (12.4% of Net Sales – 2nd Quarter 2008)
(12.4% of Net Sales – Six Months 2008)

Pork segment sales were $822 million and $1.7 billion, respectively, in the second quarter and six months of fiscal 2008. Operating income was $63 million and $139 million, respectively, in the second quarter and six months of fiscal 2008. Operating results as compared to the same periods in 2007 were impacted positively by lower average live prices, partially offset by lower average sales prices and higher operating costs. Operating results were also positively impacted by strong export sales, which led to increased sales volumes. Operating results for the second quarter and six months of fiscal 2008 included charges of $4 million related to an impairment of packaging equipment.

Prepared Foods (9.6% of Net Sales – 2nd Quarter 2008)
(9.8% of Net Sales – Six Months 2008)

Prepared Foods segment sales were $632 million and $1.3 billion, respectively, in the second quarter and six months of fiscal 2008. Operating income was $20 million and $52 million, respectively, in the second quarter and six months of fiscal 2008. Operating results as compared to the same periods in 2007 were negatively impacted by lower average sales prices. Raw material costs increased slightly, which included lower pork costs, offset by higher wheat costs. Operating income for the second quarter and six months of fiscal 2007 included an intangible asset impairment charge of $6 million.

TYSON FOODS, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(In millions, except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended	
	March 29, 2008	March 31, 2007	March 29, 2008	March 31, 2007
Sales	$ 6,612	$ 6,501	$ 13,378	$ 13,059
Cost of Sales	6,306	6,138	12,767	12,359
	306	363	611	700
Selling, General and Administrative	232	205	447	395
Other Charges	30	-	36	2
Operating Income	44	158	128	303
Other (Income) Expense:				
Interest	53	56	104	115
Other, net	(1)	(5)	(20)	(5)
Income (Loss) before Income Taxes	(8)	107	44	193
Income Tax Expense (Benefit)	(3)	39	15	68
Net Income (Loss)	$ (5)	$ 68	$ 29	$ 125
Weighted Average Shares Outstanding:				
Class A Basic	280	271	280	268
Class B Basic	70	77	70	80
Diluted	350	354	355	354
Earnings (Loss) Per Share:				
Class A Basic	$ (0.02)	$ 0.20	$ 0.08	$ 0.37
Class B Basic	$ (0.01)	$ 0.18	$ 0.08	$ 0.33
Diluted	$ (0.02)	$ 0.19	$ 0.08	$ 0.35
Cash Dividends Per Share:				
Class A	$ 0.040	$ 0.040	$ 0.080	$ 0.080
Class B	$ 0.036	$ 0.036	$ 0.072	$ 0.072
Sales Growth	1.7%	4.0%	2.4%	2.8%
Margins: (Percent of Sales)				
Gross Profit	4.6%	5.6%	4.6%	5.4%
Operating Income	0.7%	2.4%	1.0%	2.3%
Net Income (Loss)	(0.1)%	1.0%	0.2%	1.0%
Effective Tax Rate	32.5%	36.4%	35.0%	35.0%

TYSON FOODS, INC.
CONSOLIDATED CONDENSED BALANCE SHEETS
(In millions)

	(Unaudited) March 29, 2008		September 29, 2007	
Assets				
Current Assets:				
Cash and cash equivalents	$	53	$	42
Accounts receivable, net		1,074		1,246
Inventories		2,439		2,238
Other current assets		213		70
Total Current Assets		3,779		3,596
Net Property, Plant and Equipment		3,615		3,693
Goodwill		2,487		2,485
Intangible Assets		125		126
Other Assets		361		327
Total Assets	$	10,367	$	10,227
Liabilities and Shareholders' Equity				
Current Liabilities:				
Current debt	$	265	$	137
Trade accounts payable		1,014		1,050
Other current liabilities		830		928
Total Current Liabilities		2,109		2,115
Long-Term Debt		2,689		2,642
Deferred Income Taxes		361		367
Other Liabilities		454		372
Shareholders' Equity		4,754		4,731
Total Liabilities and Shareholders' Equity	$	10,367	$	10,227

TYSON FOODS, INC.
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(In millions)
(Unaudited)

| | Six Months Ended | |
	March 29, 2008	March 29, 2007
Cash Flows From Operating Activities:		
Net income	$ 29	$ 125
Depreciation and amortization	251	256
Deferred taxes and other, net	33	52
Net changes in working capital	(169)	(90)
Cash Provided by Operating Activities	144	343
Cash Flows From Investing Activities:		
Additions to property, plant and equipment	(210)	(94)
Proceeds from sale of property, plant and equipment	19	8
Proceeds from sale of investment	21	-
Purchases of marketable securities	(83)	(79)
Proceeds from sale of marketable securities	63	79
Proceeds from sale of short-term investment	-	770
Other, net	-	6
Cash Provided by (Used for) Investing Activities	(190)	690
Cash Flows From Financing Activities:		
Net borrowings (payments) on revolving credit facilities	195	(94)
Payments of debt	(31)	(949)
Proceeds from borrowings of debt	3	-
Purchases of treasury shares	(16)	(38)
Dividends	(28)	(28)
Increase (decrease) in negative book cash balances	(73)	46
Stock options exercised and other, net	4	33
Cash Provided by (Used for) Financing Activities	54	(1,030)
Effect of Exchange Rate Change on Cash	3	3
Increase in Cash and Cash Equivalents	11	6
Cash and Cash Equivalents at Beginning of Year	42	28
Cash and Cash Equivalents at End of Period	$ 53	$ 34

Tyson Foods, Inc., founded in 1935 with headquarters in Springdale, Arkansas, is the world's largest processor and marketer of chicken, beef and pork, the second-largest food production company in the *Fortune* 500 and a member of the S&P 500. The company produces a wide variety of protein-based and prepared food products and is the recognized market leader in the retail and foodservice markets it serves. Tyson provides products and service to customers throughout the United States and more than 80 countries. The company has approximately 104,000 Team Members employed at more than 300 facilities and offices in the United States and around the world. Through its Core Values, Code of Conduct and Team Member Bill of Rights, Tyson strives to operate with integrity and trust and is committed to creating value for its shareholders, customers and Team Members. The company also strives to be faith-friendly, provide a safe work environment and serve as stewards of the animals, land and environment entrusted to it.

A conference call to discuss the Company's financial results will be held at 9 a.m. Eastern today. To listen live via telephone, call 888-469-0487. A pass code and the leader's name will be required to join the call. The pass code is Tyson Foods and the leader's name is Ruth Ann Wisener. International callers dial 630-395-0017. The call also will be webcast live on the Internet at http://ir.tyson.com. Financial information, such as this news release, as well as other supplemental data, including Company distribution channel information, can be accessed from the Company's web site at http://ir.tyson.com. A telephone replay will be available through May 28 at 800-925-1765. International callers dial 203-369-3626.

Forward-Looking Statements

Certain information contained in the press release may constitute forward-looking statements, such as statements relating to expected earnings and results. These forward-looking statements are subject to a number of factors and uncertainties which could cause our actual results and experiences to differ materially from the anticipated results and expectations, expressed in such forward-looking statements. We wish to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Among the factors that may cause actual results and experiences to differ from anticipated results and expectations expressed in such forward-looking statements are the following: (i) fluctuations in the cost and availability of inputs and raw materials, such as live cattle, live swine, feed grains (including corn and soybean meal) and energy; (ii) market conditions for finished products, including competition from other global and domestic food processors, supply and pricing of competing products and alternative proteins and demand for alternative proteins; (iii) successful rationalization of existing facilities and operating efficiencies of the facilities; (iv) risks associated with our commodity trading risk management activities; (v) access to foreign markets together with foreign economic conditions, including currency fluctuations, import/export restrictions and foreign politics; (vi) outbreak of a livestock disease (such as avian influenza (AI) or bovine spongiform encephalopathy (BSE)), which could have an effect on livestock we own, the availability of livestock we purchase, consumer perception of certain protein products or our ability to access certain domestic and foreign markets; (vii) changes in availability and relative costs of labor and contract growers and our ability to maintain good relationships with employees, labor unions, contract growers and independent producers providing us livestock; (viii) issues related to food safety, including costs resulting from product recalls, regulatory compliance and any related claims or litigation; (ix) changes in consumer preference and diets and our ability to identify and react to consumer trends; (x) significant marketing plan changes by large customers or loss of one or more large customers; (xi) adverse results from litigation; (xii) risks associated with leverage, including cost increases due to rising interest rates or changes in debt ratings or outlook; (xiii) compliance with and changes to regulations and laws (both domestic and foreign), including changes in accounting standards, tax laws, environmental laws and occupational, health and safety laws; (xiv) our ability to make effective acquisitions or joint ventures and successfully integrate newly acquired businesses into existing operations; (xv) effectiveness of advertising and marketing programs; (xvi) the effect of, or changes in, general economic conditions; and (xvii) those factors listed under Item 1A. "Risk Factors" included in our September 29, 2007, Annual Report filed on Form 10-K.